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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4/A

                                (AMENDMENT NO. 2)

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                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        WALNUT FINANCIAL SERVICES, INC.
                                (NAME OF ISSUER)
                        WALNUT FINANCIAL SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

         COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $3.00
                         (TITLE OF CLASS OF SECURITIES)
                                 NOT APPLICABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 JOEL S. KANTER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       WALNUT FINANCIAL SERVICES, INC.
                     8000 TOWERS CRESCENT DRIVE, SUITE 1070
                            VIENNA, VIRGINIA  22182
                                  703-448-3771
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
           COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

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                               NOVEMBER 10, 1997
   (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                               PAGE 1 OF 4 PAGES
                    THERE ARE NO EXHIBITS TO THIS AMENDMENT

                          CALCULATION OF FILING FEE
    Transaction Valuation:                             Amount of Filing Fee (1):
    $417,710                                           $83.55

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1.   In accordance with Rule 0-11(b)(2) and Rule 0-11(a)(4) under the
     Securities Exchange Act of 1934, the filing fee was calculated based upon the average of the high and low prices, which equals $1.453 per share of Common Stock, as reported by The Nasdaq National Market on November 5, 1997, multiplied by 287,481, the maximum number of shares of Common Stock sought to be exchanged pursuant to the exchange offer.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


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Amount Previously Paid:                          $83.55
Form or Registration No.:                        Schedule 13E-4
Filing Party:                                    Walnut Financial Services, Inc.
Date Filed:                                      November 12, 1997

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         This Amendment No. 2 (this "Amendment") to Issuer Tender Offer
Statement on Schedule 13E-4 filed on November 12, 1997, as amended on December 16, 1997 (the "Statement"), is being filed by Walnut Financial Services, Inc. (the "Company"), a Utah corporation, and relates to the offer by the Company to holders of its outstanding Common Stock Purchase Warrants having an exercise price of $3.00 (the "Warrants"), upon and subject to the terms and conditions set forth in the Offering Circular, dated November 7, 1997 (the "Offering Circular"), filed as Exhibit (a)(i) to the Statement, of one newly issued share of the Company's common stock, par value $.01 per share (the "Common Stock"), in exchange for each 4 outstanding Warrants (the "Exchange Offer"). Pursuant to Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended, the purpose of this Amendment is to report the results of the Exchange Offer, which expired at 5:00 p.m. EST on December 18, 1997. All 1,149,924 outstanding Warrants were tendered into the Exchange Offer prior to the Expiration Date, and all tendered Warrants were accepted by the Company. As a result, pursuant to the terms of the Exchange Offer, the Company issued 287,481 shares of Common Stock to the holders of the tendered Warrants in exchange for their Warrants.





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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

                                      WALNUT FINANCIAL SERVICES, INC.


Dated:  December 29, 1997             By:      /s/ Joel S. Kanter
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                                           Joel S. Kanter
                                           President and Chief Executive Officer





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